UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(address of principal executive offices)

Indicate by check mark whether the registrant files, or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Annual General Meeting Results

On June 7, 2024, Wallbox N.V. (the “Company”) held its annual general meeting of shareholders (the “AGM”). At the AGM, a total of 109,716,739 of the Company’s Class A and Class B ordinary shares were represented by proxy, representing approximately 73% in voting power of the Company’s ordinary shares as of the May 10, 2024 record date. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes and voted as a class on each of the voting items presented at the AGM.

The following are the voting results for the voting items considered and voted upon at the AGM, each as described in the convocation notice and explanatory notes thereto made available to shareholders on April 26, 2024.

Voting Item 3: Adoption of the Annual Accounts for the Financial Year 2023

For	Against	Abstain
276,147,043	46,085	30,748

Voting Item 5: Discharge from Liability of the Directors for the Performance of Their Duties During the Financial Year 2023

For	Against	Abstain
275,138,266	1,022,001	63,609

Voting Item 6(a): Reappointment of Enric Asunción Escorsa as Executive Director

For	Against	Abstain
275,654,102	491,501	78,273

Voting Item 6(b): Reappointment of Beatriz González Ordóñez as Non-executive Director

For	Against	Abstain
275,272,441	489,810	461,625

Voting Item 6(c): Reappointment of Francisco J. Riberas Mera as Non-executive Director

For	Against	Abstain
272,822,760	2,952,182	448,934

Voting Item 6(d): Reappointment of Pol Soler Masferrer as Non-executive Director

For	Against	Abstain
275,269,715	489,603	464,558

Voting Item 6(e): Reappointment of Carl A.W. Pettersson as Non-executive Director

For	Against	Abstain
275,279,764	479,244	464,868

Voting Item 6(f): Reappointment of Donna Kinzel as Non-executive Director

For	Against	Abstain
275,278,857	481,286	463,733

Voting Item 6(g): Reappointment of César Ruipérez Cassinello as Non-executive Director

For	Against	Abstain
273,061,400	2,691,438	471,038

Voting Item 6(h): Reappointment of Justin Mirro as Non-executive Director

For	Against	Abstain
275,325,291	431,735	466,850

Voting Item 6(i): Reappointment of Dr. Dieter Ernst Zetsche as Non-executive Director

For	Against	Abstain
275,362,961	389,890	471,025

Voting Item 6(j): Appointment of Paolo Campinoti as Non-executive Director

For	Against	Abstain
275,277,948	478,400	467,528

Voting Item 6(k): Appointment of Ferdinand Schlutius as Non-executive Director

For	Against	Abstain
275,284,394	473,038	466,444

Voting Item 6(l): Appointment of Jordi Lainz Gavalda as Non-executive Director

For	Against	Abstain
275,252,033	505,298	466,545

Voting Item 7: Approval of RSU Scheme for Non-executive Directors of the Company

For	Against	Abstain
272,712,080	3,011,770	500,026

Voting Item 8: Authorization of the Board to Acquire Shares in its Own Capital

For	Against	Abstain
275,675,914	511,795	36,167

Voting Item 9: Reappointment Ernst & Young Accountants, LLP as External Auditor for the Financial Year 2024

For	Against	Abstain
276,168,569	37,777	17,530

Based on the foregoing votes, the shareholders approved each of such voting items.

Incorporation by Reference

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (Files No. 333-268347, 333-268792, 333-271116, 333-273323 and 333-276491), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Enric Asunción Escorsa
Name:	Enric Asunción Escorsa
Title:	Chief Executive Officer

Date: June 7, 2024